BB 3/6

03013748

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49240

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rochon Capital Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 San Pablo Avenue #200
(No. and Street)

San Rafael (City) CA (State) 94903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eckhoff Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

145 N. Redwood Drive (Address) San Rafael (City) CA (State) 94903 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Phillip Neiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rochon Capital Group, Ltd., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

MARGARET A. ISKE
Commission # 1237061
Notary Public - California
Marin County
My Comm. Expires Oct 9, 2003

Signature

President

Title

Margaret A. Iske

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCHON CAPITAL GROUP, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

ROCHON CAPITAL GROUP, LTD.

Table of Contents

Eckhoff Accountancy Corporation

Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

Independent Auditors' Report

To Mr. Phillip L. Neiman
Rochon Capital Group, Ltd.

We have audited the accompanying statements of financial condition of Rochon Capital Group, Ltd. (a California corporation) as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rochon Capital Group, Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eckhoff Accountancy Corporation

San Rafael, California
January 21, 2003

ROCHON CAPITAL GROUP, LTD.

Statements of Financial Condition
December 31, 2002 and 2001

Assets

	2002	2001
Cash & cash equivalents	$ 67,847	$ 130,459
Prepaid expenses	3,511	6,777
Investments	31,110	34,410
Loan receivable	50,055	200,000
Income tax refund receivable	145,397	133,280
Property and equipment, net	22,735	40,693
Deposits	3,185	3,185
Total Assets	$ 323,840	$ 548,804

Liabilities and Stockholder's Equity

	2002	2001
Liabilities:		
Accounts payables - trade	$ 5,274	-
Accrued payroll and payroll taxes	434	-
Total Liabilities	5,708	-
Stockholder's Equity:		
Common stock, no par value; 1,000,000 share authorized; 3,000 shares issued and outstanding	30,000	$ 30,000
Retained earnings	288,132	518,804
Total Stockholder's Equity	318,132	548,804
Total Liabilities and Stockholder's Equity	$ 323,840	$ 548,804

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statements of Operations
Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Brokerage commissions	-	$ 127,500
Consulting fee income	$ 21,000	40,333
Total Revenue	21,000	167,833
Expenses:		
Salaries	120,616	185,694
Professional fees	15,230	10,054
Telephone and utilities	11,891	13,757
Travel	4,866	15,308
Payroll taxes	10,095	9,518
Office supplies	2,215	1,404
Regulatory fees	3,113	75
Office and equipment rent	62,973	68,855
Other	2,521	7,160
Insurance	8,845	7,838
Auto	3,932	6,116
Depreciation	17,958	29,421
Taxes and licenses	738	932
Loss on investment	3,306	25,000
Profit sharing contribution	-	25,500
Bad debt expense	200,000	-
Total Expenses	468,299	406,632
Loss From Operations	(447,299)	(238,799)
Other Income:		
Dividends and interest	1,173	18,878
Regulatory fee rebate	4,593	706
Total Other Income	5,766	19,584
Loss Before Income Taxes	(441,533)	(219,215)
Provision for (Benefit from) Income Taxes	(210,861)	(2,144)
Net Loss	$ (230,672)	$ (217,071)

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statements of Stockholder's Equity
Years Ended December 31, 2002 and 2001

	Common Stock	Retained Earnings	Total
Balance at December 31, 2000	$ 30,000	$ 735,875	$ 765,875
Net loss		(217,071)	(217,071)
Balance at December 31, 2001	30,000	518,804	548,804
Net loss		(230,672)	(230,672)
Balance at December 31, 2002	$ 30,000	$ 288,132	$ 318,132

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows Used by Operating Activities:		
Cash received from placements and commissions	$ 25,593	$ 155,213
Cash paid to suppliers and employees	(238,067)	(364,317)
Taxes (paid) received	198,744	(235,848)
Interest received	1,173	10,510
Dividends received	-	8,367
Net Cash Used by Operating Activities	(12,557)	(426,075)
Cash Flows Used by Investing Activities:		
Purchase of investments	-	(17,777)
Loans made	(50,055)	(200,000)
Net Cash Used by Investing Activities	(50,055)	(217,777)
Net Decrease in Cash	(62,612)	(643,852)
Cash at Beginning of Year	130,459	774,311
Cash at End of Year	$ 67,847	$ 130,459

The accompanying notes are an integral
part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statements of Cash Flows (Continued)
Years Ended December 31, 2002 and 2001

		2002		2001
Reconciliation of Net Loss to Net Cash Provided by Operations:				
Net Loss	$	(230,672)	$	(217,071)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:				
Depreciation		17,958		29,421
Loss on investment		3,300		25,000
Write off of loan receivable		200,000		-
Stock received as commission fee		-		(13,333)
(Increase) decrease in:				
Prepaid expenses		3,266		38,900
Prepaid income taxes		(12,117)		(133,280)
Increase (decrease) in:				
Profit sharing contribution payable		-		(51,000)
Accounts payables - trade		5,274		-
Accrued payroll and payroll taxes		434		-
Income taxes payable		-		(104,712)
Net Cash Used by Operating Activities	$	(12,557)	$	(426,075)

The accompanying notes are an integral
part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Notes to Financial Statements

Note 1 - Description of the Company and Summary of Significant Accounting Policies:

Description of the Company:

The Company is a California corporation formed on March 26, 1996. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Summary of Significant Accounting Policies:

Depreciation: The cost of fixed assets is depreciated using the accelerated method over the estimated useful lives of the related assets, which range from five to seven years. Depreciation expense for the years ended December 31, 2002 and 2001was $17,958 and $29,421, respectively.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Flows: The Company presents its statement of cash flows using the direct method. For purposes of reporting cash flows, cash and cash equivalents include cash in banks and money market funds.

Brokerage Commissions: Brokerage commissions include fees arising from securities offerings in which the Company acts as a placement agent.

Note 2 - Investments:

The Company's investments are in privately held non-marketable equity securities. As the fair market value is not readily determinable, the investments are carried at cost. During the year 2001, the Company's holding in 501 Click became worthless and was written off as a loss and charged to operations. During the year 2002, the Company's holding in NASDAQ became worthless and was written off as a loss and charged to operations.

ROCHON CAPITAL GROUP, LTD.

Notes to Financial Statements

Note 3 - Loan Receivable:

During the year 2001, the Company advanced funds in the amount of $200,000 to an exercise equipment retailer. During the year 2002, the equipment retailer filed for bankruptcy and the Company's loan became worthless and was written off as a bad debt, charged to operations.

During the year 2002, the Company advanced approximately $50,000, to Caractacus LLP, a licensing company, in which the sole stockholder has 50% ownership. The loan is unsecured, with no stated interest rate and is due upon demand.

Note 4 - Property and Equipment:

Property and equipment is summarized as follows:

	2002	2001
Office furniture	$ 87,950	$ 87,696
Office equipment	34,537	34,791
Automobile	71,852	71,852
	194,339	194,339
Accumulated depreciation	(171,604)	(153,646)
Property and equipment, net	$ 22,735	$ 40,693

Note 5 - Leases:

The Company is obligated under an operating lease for its office space. Minimum future rental payments under these leases as of December 31, 2002 are:

2003	$ 38,220
2004	36,627
	$ 74,847

Rent expense for the years ended December 31, 2002 and 2001, amounted to $41,995 and $40,128, respectively.

ROCHON CAPITAL GROUP, LTD.

Notes to Financial Statements

Note 6 - Income Taxes:

The provision for income taxes is based on earnings reported for income tax purposes for the years ended December 31, 2002 and 2001. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. As of December 31, 2002 and 2001, there were no deferred tax assets or liabilities.

Provision for (benefit from) income tax consists of the following:

	2002	2001
Current:		
Federal	$ (211,661)	$ (2,944.00)
State	800	800
	$ (210,861)	$ (2,144)

The 2002 federal provision reflects the benefits of net operating loss carry backs.

Note 7 - Profit Sharing Plan:

The Company sponsors a profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by management; however, contributions cannot exceed 15% of each covered employee's salary. For the year ended December 31, 2002 and 2001, the profit sharing contribution was $0 and $25,500, respectively.

Note 8 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $60,913 and $128,353 which was $55,913 and $123,353, respectively in excess of its required net capital of $5,000. The Company's net capital ratio was 0.9 to 1.

ROCHON CAPITAL GROUP, LTD.

SUPPLEMENTAL INFORMATION

Years Ended December 31, 2002 and 2001

ROCHON CAPITAL GROUP, LTD.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2002 and 2001

	2002	2001
Net Capital:		
Total stockholder's equity	$ 318,132	$ 548,804
Deduct stockholder's equity not allowable for net capital	81,165	234,410
Total Stockholder's Equity Qualified for Net Capital	236,967	314,394
Add: Allowable subordinated liabilities		
Other deductions or credits		
Total Capital and Allowable Subordinated Liabilities	236,967	314,394
Deductions and/or charges		
Nonallowable assets	174,828	183,935
Net capital before haircuts on securities positions	62,139	130,459
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Other:		
Money market funds and securities	1,226	2,106
Net Capital	$ 60,913	$ 128,353
Aggregate Indebtedness:		
Items included in statement of financial condition	$ 5,708	-
Add: Items not included in statement of financial condition		
Total Aggregate Indebtedness	$ 5,708	-
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess net capital at 1500%	$ 55,913	$ 123,353
Excess net capital at 1000%	$ 60,343	$ 128,353
Ratio: Aggregate indebtedness to net capital	0.9 to 1	0 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 60,913	$ 128,353
Net audit adjustments		
Net Capital Per Above	$ 60,913	$ 128,353

ROCHON CAPITAL GROUP, LTD.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2002 and 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

ROCHON CAPITAL GROUP, LTD.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2002 and 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Eckhoff Accountancy Corporation
Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To Mr. Phillip L. Neiman
Rochon Capital Group, Ltd.

In planning and performing our audits of the financial statements of Rochon Capital Group, Ltd. for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Eckhoff Accountancy Corporation

San Rafael, California
January 21, 2003